Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated March 17, 2016

Registration Statement No. 333-210094

$450,000,000 3.500% Senior Notes due 2021

Issuer:	Trinity Acquisition plc

Guarantors:

Willis Towers Watson Public Limited Company

Willis Towers Watson Sub Holdings Limited

Willis Netherlands Holdings B.V.

Willis Investment UK Holdings Limited

TA I Limited

WTW Bermuda Holdings Ltd.

Willis Group Limited

Willis North America Inc.

Ratings (Moody’s/S&P/Fitch)*:	Baa3/BBB/BBB

Security Type:	Senior unsubordinated unsecured notes

Principal Amount:	$450,000,000

Issue Price:	99.872%

Proceeds to Issuer (before discount and expenses):	$449,424,000

Trade Date:	March 17, 2016

Settlement Date:	March 22, 2016 (T + 3)

Maturity Date:	September 15, 2021

Coupon:	3.500%

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing on September 15, 2016

Yield to Maturity:	3.526%

Treasury Benchmark:	1.125% due February 28, 2021

Treasury Yield:	1.376%

Spread to Benchmark Treasury:	215 basis points (2.15%)

Optional Redemption:	Prior to August 15, 2021, the notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption, or “make-whole,” price equal to the greater of:

• 100% of the aggregate principal amount of the notes to be redeemed; and

•   an amount equal to sum of the present value of (i) the payment on August 15, 2021 of principal of the notes to be redeemed and (ii) the payment of the remaining scheduled payments through August 15, 2021 of interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the applicable Treasury Rate plus 35 basis points, plus, in either case, accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

On or after August 15, 2021, we may, at our option, redeem the notes, in whole at any time or in part from time to time at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

CUSIP/ISIN:	89641U AD3 / US89641UAD37

$550,000,000 4.400% Senior Notes due 2026

Issuer:	Trinity Acquisition plc

Guarantors:

Willis Towers Watson Public Limited Company

Willis Towers Watson Sub Holdings Limited

Willis Netherlands Holdings B.V.

Willis Investment UK Holdings Limited

TA I Limited

WTW Bermuda Holdings Ltd.

Willis Group Limited

Willis North America Inc.

Ratings (Moody’s/S&P/Fitch)*:	Baa3/BBB/BBB

Security Type:	Senior unsubordinated unsecured notes

Principal Amount:	$550,000,000

Issue Price:	99.578%

Proceeds to Issuer (before discount and expenses):	$547,679,000

Trade Date:	March 17, 2016

Settlement Date:	March 22, 2016 (T + 3)

Maturity Date:	March 15, 2026

Coupon:	4.400%

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing on September 15, 2016

Yield to Maturity:	4.453%

Treasury Benchmark:	1.625% due February 15, 2026

Treasury Yield:	1.903%

Spread to Benchmark Treasury:	255 basis points (2.55%)

Optional Redemption:	Prior to December 15, 2025, the notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption, or “make-whole,” price equal to the greater of:

• 100% of the aggregate principal amount of the notes to be redeemed; and

•  an amount equal to sum of the present value of (i) the payment on December 15, 2025 of principal of the notes to be redeemed and (ii) the payment of the remaining scheduled payments through December 15, 2025 of interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the applicable Treasury Rate plus 40 basis points, plus, in either case, accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

On or after December 15, 2025, we may, at our option, redeem the notes, in whole at any time or in part from time to time at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

CUSIP/ISIN:	89641U AC5 / US89641UAC53

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated SunTrust Robinson Humphrey, Inc. Barclays Capital Inc. Wells Fargo Securities, LLC

Co-Managers:

BMO Capital Markets Corp.

Citigroup Global Markets Inc.

HSBC Securities (USA) Inc.

Mitsubishi UFJ Securities (USA), Inc.

PNC Capital Markets LLC

Comerica Securities, Inc.

RBS Securities Inc.

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

The Williams Capital Group, L.P.

Financial Advisor:	Willis Capital Markets & Advisory

Use of Proceeds	The net proceeds from this offering, after deducting underwriter discounts and commissions and estimated offering expenses, will be $989,078,000. We intend to use the net proceeds of this offering to repay (i) $300 million under our Parent Revolving Credit Facility and (ii) $400 million of tranche B term loans under our Parent Bridge Loan Facility and related accrued interest, with any remaining proceeds to be used to pay down amounts outstanding under our Parent Revolving Credit Facility and related accrued interest.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling J.P. Morgan Securities LLC, collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322 or SunTrust Robinson Humphrey, Inc., toll free at 1-800-685-4786.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.